Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

August 13, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER CONTINUES PRODUCTION AND EARNINGS GROWTH, REDUCES OPERATING COSTS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) is pleased to announce the unaudited financial results for the Company’s second quarter ending June 30, 2009. The full version of the financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com.

The second quarter of 2009 continued the Company’s trend of production, revenue and earnings growth, while continuing to lower operating costs. “Great Panther has increased its overall net positive cash flow from operations in the second quarter through a continuing focus on profitability, while increasing metal output,” said Robert Archer, Great Panther’s President & CEO.

SECOND QUARTER HIGHLIGHTS

  15% increase in total quarterly production to 499,845 silver equivalent ounces (Ag eq oz) in the second quarter 2009 from 436,072 Ag eq oz in the second quarter 2008. Year to date production increased to 980,112 Ag eq oz in 2009 compared to 867,711 Ag eq oz in 2008.

  69% and 52% increase in earnings from mining operations (before amortization and depletion) to $3.0 million for the three months ended June 30, 2009 and $5.6 million for the six months ended June 30, 2009 from $1.8 million and $3.7 million for the corresponding periods in 2008.

  45% decrease in overall cash operating cost per silver ounce (net of by-product credits) to US$5.73 for the second quarter 2009 from US$10.35 for the second quarter 2008. Cash operating cost per silver ounce decreased to US$6.11 for the six months ended June 30, 2009 from US$9.83 for the same period in 2008.

  Positive Adjusted EBITDA(1) of $1.1 million for the three months ended June 30, 2009 and $2.1 million for the six months ended June 30, 2009 compared to Adjusted EBITDA losses of $1.7 million and $3.1 million for the corresponding periods in 2008.

  Net cash provided by operating activities was $0.5 million for the three months ended June 30, 2009. The same period in 2008 resulted in net cash used of $0.2 million. For the six months ended June 30, 2009, net cash provided by operating activities was $1.2 million compared to $0.5 million used in operating activities for the same period in 2008.

  Successfully negotiated new long term contracts, at more favourable terms, for the sales of Topia's concentrates until December 31, 2010. The new terms have already started to reduce costs at Topia.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

  On June 30, 2009, announced completion of the first NI 43-101 compliant mineral resource estimate on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. The new Measured and Indicated resource estimate of 5,032,000 Ag eq oz represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit.

  On July 21, 2009, announced increase in mineral resources for the Topia mine, supporting a ten year mine life. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 Ag eq oz) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 Ag eq oz) in the Inferred category.
(1)	“Adjusted EBITDA” is defined as earnings before interest expense, taxes, depletion and amortization, and stock-based compensation.

“It is most encouraging to see the increase in production, combined with efficiencies which have lead to lower costs, result in all-time record earnings from mining operations of $3 million for the quarter.” said Kaare Foy, Great Panther’s Executive Chairman.
For further information please visit the Company's website www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

ON BEHALF OF THE BOARD
Signed: “Robert A. Archer”	Signed: “Kaare G. Foy”

Robert A. Archer,	Kaare G. Foy
President & CEO	Executive Chairman

FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.